SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

"This amendment represents the same document filed before. The new file was proceeded only to correct the description of the document."

FIRST QUARTER OF 2012

RESULTS

Rio de Janeiro –  May 15, 2012  – Petrobras today announced its consolidated results stated in U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Consolidated net income attributable to the shareholders of Petrobras reached U.S.$5,212 million in the first quarter of 2012. EBITDA in the first quarter of 2012 was U.S.$9,345 million, 2% lower compared to the first quarter of 2011.

Highlights

(in millions of U.S. dollars)
			For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)		2012	2011	2012 X 2011 (%)

2,805	86	Consolidated net income attributable to the shareholders of Petrobras	5,212	6,588	(21)
		Total domestic and international oil and natural gas
2,670		production (mbbl/d)	2,676	2,629	2
7,807	20	EBITDA	9,345	9,510	(2)

•
Our total domestic and international oil and natural gas production increased 2% in the first quarter of 2012 compared to the first quarter of 2011, due mainly to production in the Jubarte, Marlim Sul, Caratinga, Albacora, Mexilhão and Uruguá fields, as well as to the pre-salt contribution of the Lula field.

•	Start-up of production of the Cascade deep water field situated in the Gulf of Mexico.

•
Discoveries in the pre-salt layer of the Santos Basin, specially in the Carioca Sela and Carcará and the one of Campos Basin called Pão de Açúcar. In addition, a new accumulation of oil and gas was discovered in the Solimões Basin situated in the Brazilian state of Amazonas.

•	A 3% increase in the production of oil products in the first quarter of 2012 compared to the first quarter of 2011.

•
Capital expenditures and investments in the first quarter of 2012 amounted to U.S.$10,194 million (7% higher compared to the first quarter of 2011), 52% of which was invested in Exploration & Production.

•	The raising of funds of U.S.$7,2 billion of bonds in the international capital markets with maturities of three, five, ten and thirty years.

•
Payment of U.S.$1,391 million of interest on shareholders’ equity in the first quarter of 2012, which corresponds to U.S.$0.12 per share. On March 19, 2012, our shareholders approved in the annual general shareholders’ meeting the payment of dividends in the amount of U.S.$834 million. The first portion of interest on shareholders’ equity, which is estimated to be paid to our shareholders by June 30, 2012, was provisioned in the amount of U.S.$1,432 million on March 31, 2012, corresponding to U.S.$0.1 per share.

Comments from the CEO -
Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

This is the first time that I am addressing you as the CEO of Petrobras. I am honored to assume such a responsibility and would like to make it clear that my style of management will be based on dialog with both the controlling and minority shareholders.

I assure you that I am fully aware of the expertise of this Company’s workforce and its enormous capacity for overcoming challenges, which is unquestionably the main foundation for the execution of our growth project.

My main focus, and that of the entire executive team, will be on executing the business plan, while ensuring operational efficiency and exercising control over costs. Whenever necessary, we will not hesitate to make adjustments and corrections, using the best technical and financial analysis procedures, preserving the liquidity and solvency of the Company and ensuring that it retains its investment grade status.

Petrobras is highly capitalized and has an extraordinary portfolio of oil and gas assets, ensuring a highly promising future. In order to continue growing in a sustainable and profitable manner, we are closely monitoring all phases of the projects in our portfolio, which will allow us to retain the main guidelines of the previous management, albeit with a more precise degree of supervision and the correction of any eventual deviations.

Petrobras aims to generate business growth and returns and is fully aware of its role as a partner in the development of those countries where it operates, creating the necessary scale for the prosperity of the goods and services industry, particularly in our core market, Brazil. Our results must also reflect the utmost respect for safety and the environment, and consequently, this management will be tireless in its efforts to ensure zero accident and leakage ratios in our operations.

It is in this context that I present you with our results for the first quarter of 2012, re-emphasizing that we are fully committed to and capable of applying all the available resources in a disciplined manner in order to manage one of the world’s best investment portfolios, generating returns for our shareholders, investors and society as a whole.

2

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

			For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)	Income statement data (in millions of U.S. Dollars, except for per share data)	2012	2011	2012 X 2011 (%)

36,254	3	Sales revenues	37,410	32,602	15
9,614	19	Gross profit	11,451	11,929	(4)
4,161	60	Net income before financial results and income taxes	6,659	7,388	(10)
222	18	Financial income (expenses), net	263	1,229	(79)
2,805	86	Consolidated net income attributable to the shareholders of Petrobras	5,212	6,588	(21)
0.22	86	Basic and diluted earnings per share [1]	0.40	0.51	(21)

		Other data
27	4	Gross margin (%) [2]	31	37	(6)
11	7	Operating margin (%) [3]	18	23	(5)
8	6	Net margin (%) [4]	14	20	(6)
7,807	20	EBITDA - U.S.$ million [5]	9,345	9,510	(2)

		Net income by business segment (in millions of U.S. dollars)
5,788	22	. Exploration & Production	7,037	5,595	26
(2,289)	14	. Refining, Transportation and Marketing	(2,600)	(57)
253	58	. Gas & Power	399	311	28
(24)	4	. Biofuel	(25)	(6)	317
230	(10)	. Distribution	207	223	(7)
166	236	. International	558	500	12
(466)	(59)	. Corporate	(190)	527	(136)

12,064	(15)	Capital expenditures and investments (in millions of U.S.dollars)	10,194	9,520	7

		Financial and economic indicators
109.31	8	Brent crude (U.S.$/bbl)	118.49	104.97	13
1.80	(2)	Average commercial selling rate for U.S. dollar (R$/U.S.$)	1.77	1.67	6
1.88	(3)	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	1.82	1.63	12
11.32	(1)	Selic interest rate – average (%)	10.30	11.22	(1)

		Average Price indicators
96.28	4	Domestic basic oil product prices (U.S.$/bbl)	99.97	98.19	2
		Sales price - Brazil
103.10	8	. Crude oil (U.S.$/bbl) [6]	111.56	94.04	19
53.51	(3)	. Natural gas (U.S.$/bbl) [7]	52.12	49.27	6
		Sales price - International
97.11	3	. Crude oil (U.S.$/bbl)	99.99	87.39	14
21.31	(5)	. Natural gas (U.S.$/bbl)	20.15	16.36	23

1 Net income per share calculated based on the weighed average number of shares.

2 Gross margin equals sales revenues less cost of sales divided by sales revenues.

3 Operating margin equals net income before financial income (expenses), net, and income taxes divided by sales revenues.

4 Net margin equals net income divided by sales revenues.

5 EBITDA equals income before financial results, profit sharing, income taxes and depreciation, depletion and amortization. EBITDA is not an IFRS measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS. We provide our EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.  See Consolidated EBITDA Statement by Segment on page 21 for a reconciliation of our EBITDA.

6 Average exports and of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

7 As of September 2011, we have factored in natural gas realization prices.

3

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS FOR THE FIRST QUARTER OF 2012 COMPARED TO THE FIRST QUARTER OF 2011

Virtually all of the revenues and expenses for our Brazilian activities are denominated and payable in Reais. When the Real weakens relative to the U.S. dollar, as it did in the first quarter of 2012 with a depreciation of 5.7%, the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars. However, the depreciation of the Real against the U.S. dollar affects the line items discussed below in different ways. The following comparison between our results of operations in the first quarter of 2012 and in the first quarter of 2011 was impacted by the decrease in the value of the Real against the U.S. dollar during that period.

Sales Revenues

Sales revenues increased 15% to U.S.$37,410 million in the first quarter of 2012 compared to U.S.$32,602 million in the first quarter of 2011. This increase was primarily attributable to:

•	Higher exports prices and domestic oil products sales prices generated by the increase in international Brent crude oil prices (13% increase) as well as by the exchange variation effects;

•	Increase in the prices of domestic gasoline (10% increase) and diesel (2% increase) from November 2011 on; and

•	Higher crude oil export volume (20% increase); increase of 10% in domestic oil products sale due to higher demand, mainly of gasoline (24% increase), reflecting its higher competitive advantage compared to ethanol, naphtha (13% increase), diesel (9% increase) and jet fuel (7% increase).

Cost of Sales

Cost of sales in the first quarter of 2012 increased 26% to U.S.$25,959 million compared to U.S.$20,673 million in the first quarter of 2011. This increase was primarily attributable to:

•	Increase of 10% in domestic oil products sale, mainly for diesel and gasoline, which were met mainly by imports;

•	The impact of higher international prices and the exchange variation effects on crude oil, oil products imports and government participation; and

•	Higher depreciation, depletion and amortization costs due to the start-up of operation of new plants.

Net income before financial results and income taxes

Net income before financial results and income taxes decreased 10% to U.S.$6,659 million in the first quarter of 2012 compared to U.S.$7,388 million in the first quarter of 2011, due to increases in operating expenses mainly as a result of:

•	Higher selling expenses (U.S.$81 million increase), due to increased freight costs generated by the higher sales volume and also by the higher personnel expenses arising out of the Collective Bargaining Agreement for 2011;

•	Increased administrative and general expenses (U.S.$76 million increase), generated by higher personnel expenses arising out of the Collective Bargaining Agreement for 2011, by increased workforce and by increased third-party technical services; and

•	Higher other operating expenses (U.S.$152 million increase), due to increased losses from legal proceedings.

A breakdown of other operating expenses by segment is included on page 22.

4

FINANCIAL HIGHLIGHTS

Financial Income (Expenses), Net

Financial income (expenses), net decreased 79% to an income of U.S.$263 million in the first quarter of 2012 compared to an income of U.S.$1,229 million in the first quarter of 2011, reflecting:

•	The lower exchange variation gain on net debt; and

•	Decreased financial income from financial investments due to the lower investment volume and to the decreased interest rates in Brazil.

Consolidated net income attributable to the shareholders of Petrobras

Consolidated net income attributable to the shareholders of Petrobras decreased 21% to U.S.$5,212 million in the first quarter of 2012 compared to U.S.$6,588 million in the first quarter of 2011, due mainly to the decreased net income before financial results and income taxes and the lower financial income (expenses), net, as explained above.

5

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

In the computation of the results by business segment, transactions carried out with third parties and transfers between business segments are factored in. Inter-segment transactions are valued using internal transfer prices that are defined between business segments, using methodologies that are premised on market parameters.

We provide below the financial information from our different operating segments and related operating information.

EXPLORATION & PRODUCTION

(U.S.$ million)

The 26% increase in net income from E&P segment in the first quarter of 2012 compared to the first quarter of 2011 was primarily due to higher average domestic oil prices and due to an increase in oil and NGL production, partially offset by increased expenses related to government participation charges, reflecting the international oil prices trend.

The spread between the average domestic oil sale/transfer price and the average Brent price narrowed from U.S.$ 10.93/bbl in the first quarter of 2011 to U.S.$ 6.93/bbl in the first quarter of 2012.

	For the first quarter of
Production – Brazil (mbbl/d) (*)	2012	2011	2012 X 2011 (%)
Crude oil and NGLs	2,066	2,044	1
Natural gas [8]	364	341	7
Total	2,430	2,385	2

(1Q-2012 X 1Q-2011):  The increased production was due to the ramp-up production in platforms P-56 (Marlim Sul field), P-57 (Jubarte field), FPSO-Santos (Uruguá field) and FPSO-Angra dos Reis (Lula field), to the gas production in Mexilhão field, to the start-up of production of the new wells in Caratinga and Albacora fields and also to the extended well tests (EWT) of Sídon, Aruanã, Oliva, Iracema area and of the ESP-23 well, which were partially offset by the natural decline in crude oil and NGL production from mature fields and by the habitual campaign of scheduled stoppages on production systems started in March.

________________________

(*) Not revised.

8Does not include LNG. Includes reinjected gas.

6

FINANCIAL HIGHLIGHTS

	For the first quarter of

Lifting Costs - Brazil (*)	2012	2011	2012 X 2011 (%)

U.S.$/barrel:
Excluding production taxes	12.98	11.38	14
Including production taxes	35.68	30.48	17

Lifting Costs - Excluding production taxes

Excluding the impact of the exchange variation effects, our unit lifting costs in Brazil, excluding production taxes (consisting of royalties, special government participation charges and rental of areas) increased by 19% in the first quarter of 2012 compared to the first quarter of 2011 due to higher operational costs generated by higher water production together with oil production, higher water injection, to the higher number of maintenances in production systems of Campos Basin and to the increased well interventions in Marlim, Albacora, Albacora Leste, Cherne and Marimbá fields, besides the salary increases arising out of the Collective Bargaining Agreement for 2011.

Lifting Costs - Including production taxes

Excluding the impact of the exchange variation effects, our unit lifting costs in Brazil, including production taxes, increased by 19% in the first quarter of 2012 compared to the first quarter of 2011, primarily attributable to the increase in the reference price for domestic oil, reflecting higher international oil prices.

________________________

(*) Not revised.

7

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

(U.S.$ million)

The increase in net losses for our RTM segment in the first quarter of 2012 compared to the first quarter of 2011 was attributable to higher oil acquisition/transfer costs, where oil products are indexed to international prices, to a greater volume  of imported oil products  and the appreciation of U.S. dollar against the Real. These effects were partially offset by higher average price realization of exports and higher domestic prices.

	For the first quarter of
Imports and Exports of Crude Oil and Oil Products (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

Crude oil imports	358	405	(12)
Oil product imports	406	279	46
Imports of crude oil and oil products	764	684	12
Crude oil exports [9]	497	413	20
Oil p roduct export s	217	218
Exports of crude oil and oil products	714	631	13
Exports (imports) net of crude oil and oil products	(50)	(53)	(6)
Other exports	6

Higher volumes of both diesel and gasoline were imported to meet higher demand.

Higher volumes of crude oil were exported as a result of production increase.

Lower crude oil imports in the first quarter of 2012, compared to the same period of 2011, when the inventories were increased for maintenance of the logistic structure in Sao Paulo.

	For the first quarter of
Refining Operations (mbbl/d)	2012	2011	2012 X 2011 (%)

Output of oil products	1,942	1,877	3
Installed capacity [10]	2,013	2,007
Utilization ( % )	94	92	2
Feed stock processed – Brazil (Mbb l/d) (*)	1,884	1,852	2
Domestic crude oil as % of total feed stock processed	81	82	(1)

The daily feedstock processed increased 2% in the first quarter of 2012 compared to the first quarter of 2011 due to the lower scheduled stoppages at distillation plants.

	For the first quarter of
Refining Costs – Brazil (*)	2012	2011	2012 X 2011 (%)
Refining costs ( U.S .$/barrel)	4.27	4.53	(6)

Excluding the impact of the exchange variation effects, our refining costs in Brazil remained relatively constant in the first quarter of 2012 compared to the first quarter of 2011, because the lower expenses with scheduled stoppages were offset by operational repairs and by increased personnel expenses arising out of the Collective Bargaining Agreement for 2011.

_________________________

(*) Not revised.

  9 Includes crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

10 As registered by the National Petroleum, Gas and Biofuel Agency (ANP).

8

FINANCIAL HIGHLIGHTS

GAS & POWER

(U.S.$ million)

The 28% increase in net income for our Gas & Power segment was mainly due to the increase in the average realization price of natural gas and higher sales volume, to an increase in power sales in the short-term market, to power generation for export and to the higher nitrogenous sales volume.

These effects were partially offset by higher natural gas import costs reflecting higher international prices and by the appreciation of the U.S. dollar against the Real.

	For the first quarter of
Imports of gas and sales and generation of electricity (*)	2012	2011	2012 X 2011 (%)
Sales of electricity (contracts) – MW average	2,315	2,037	14
Generation of electricity – MW average	862	773	12
Settlement price of differences - U.S.$/MWH [11]	33	20	65
Imports of LNG (mbbl/d)	14	7	100
Imports of Gas (mbbl/d)	167	168	(1)

The 100% increase in imports of LNG was pursued to meet thermoelectric demand in Southern Brazil.

The 14% increase in sales of electricity was attributable to the increased additional sales due to the higher reserve available.

The 12% increase in electricity output was attributable to a decision taken by the Operador Nacional do Sistema Elétrico (National Electricity System Operator – ONS) as a result of lower rainfall levels, as well as to exports in the first quarter of 2012.

The 65% increase in the settlement price of differences (price of power in the spot market) was due to the dry weather in Southern Brazil, reflecting lower water reservoir levels for this period.

_________________________

(*)Not revised.

11 Weekly weighed prices per output level (light, medium and heavy), number of hour and submarket capacity.

9

FINANCIAL HIGHLIGHTS

BIOFUEL

(U.S.$ million)

The changes in auction rules occurred in the last quarter of 2011 improved  the biofuel operating margins. However, this improvement was offset by the lower results from investments in the ethanol sector, due to the unfavorable sales prices and higher agricultural costs generated by climate effects that caused lower productivity of sugar cane plantation.

DISTRIBUTION

(U.S.$ million)

The 7% decrease in net income of our Distribution segment in the first quarter of 2012 compared to the first quarter of 2011 was mainly due to increased costs related to commercial services with freight, technical support, and personnel expenses arising out of the Collective Bargaining Agreement for 2011. This decrease was partially offset by the 6% increase in sales volume of the first quarter of 2012 compared to first quarter of 2011.

	For the first quarter of
	2012	2011	2012 X 2011 (%)
Market Share 12 (*)	38.5%	38.9%

________________________

(*)Not revised.

12 Based on Petrobras Distribuidora estimates.

10

FINANCIAL HIGHLIGHTS

INTERNATIONAL

(U.S.$ million)

The 12% increase in net income of our International segment in the first quarter of 2012 compared to the first quarter of 2011 was primarily attributable to the recovery of commodities prices in the international market.

	For the first quarter of
Production – International (mbbl/d) [13] (*)	2012	2011	2012 X 2011 (%)

Consolidated international production
Crude oil and NGLs	141	142	(1)
Natural gas	98	93	5
Total	239	235	2
Non-consolidated international production	7	9	(22)
Total international production	246	244	1

International consolidated crude oil and NGL production decreased due to the lower participation in the Akpo Field in Nigeria, partially offset by the restarting of operations at the Coulomb field, the start-up of production of a new production well in the Cottonwood field, and production from the Cascade field, all of them in the United States.

Increased natural gas production in United States, due to the reasons mentioned above, and also in Argentina due to the start-up of new production wells in the Neuquén field and of the Estância Água Fresca  plant in the Austral basin.

	For the first quarter of
Lifting Costs - International (U.S.$/barrel) (*)	2012	2011	2012 X 2011 (%)
	7.63	5.65	35

The increase in our international lifting costs was primarily due to increased well interventions, maintenances and the higher costs of third-party services in Argentina, as well as the higher initial costs in Cascade field in the United States.

_________________________

(*)Not revised.

13 Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

11

FINANCIAL HIGHLIGHTS

	For the first quarter of
Refining Operations - International (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

Feedstock processed	192	198	(3)
Output of oil products	209	212	(1)
Installed capacity	231	281	(18)
Utilization (%)	75	66	9

The decrease in the feedstock processed, in our international refinery output and in our installed capacity were generated by the sale of the San Lorenzo Refinery in Argentina, partially offset by the higher feedstock processed in Japan to meet higher demand after the earthquake that occurred in March 2011.

	For the first quarter of
Refining Costs – International (U.S.$/barrel) (*)	2012	2011	2012 X 2011 (%)
	3.27	4.81	(32)

International refining costs decreased in the first quarter of 2012 compared to the first quarter of 2011 due to the lower maintenance and scheduled stoppages expenses in the Pasadena Refinery in the United States.

________________________

(*)Not revised.

12

FINANCIAL HIGHLIGHTS

Sales Volumes  – (mbbl/d) (*)

	For the first quarter of
	2012	2011	2012 X 2011 (%)
Diesel	864	796	9
Gasoline	545	439	24
Fuel oil	75	84	(11)
Naphtha	173	153	13
LPG	214	208	3
Jet fuel	106	99	7
Others	191	189	1
Total oil products	2,168	1,968	10
Ethanol and other products	80	85	(6)
Natural gas	323	284	14
Total domestic market	2,571	2,337	10
Exports	720	631	14
International sales	470	556	(15)
Total international market	1,190	1,187
Total	3,761	3,524	7

Our domestic sales volumes increased 10% in the first quarter of 2012 compared to the first quarter of 2011, primarily due to:

•	Diesel (increase of 9%) – The increase in diesel sales was primarily due to growth in the Brazilian economy and to increased activity in the agricultural sector;

•

Gasoline (increase of 24%) – The increase in gasoline sales volumes was due to competitive gasoline prices compared to ethanol prices, to an increase in the fleet of vehicles and to the reduction of the hydrated ethanol contents on Type C gasoline (from 25% to 20%) from October 2011 on;

•	Fuel oil (decrease of 11%) – The decrease in fuel oil sales was due to a partial transition to natural gas at thermoelectric power plants and in the industrial sector; and

•	Natural gas (increase of 14%) – The increase in natural gas sales was due to higher industrial activity and to the growth in the Brazilian economy.

________________________

(*)Not revised.

13

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents

On March 31, 2012, we had cash and cash equivalents of U.S.$21,900 million compared to U.S.$19,057 million at December 31, 2011.

Net cash provided by operating activities amounted U.S.$8,535 million in the first quarter of 2012, primarily due to net income.

Cash provided by issuance of debt (U.S.$8,210 million) plus operating activities (U.S.$8,535 million) sourced our capital expenditures, repayment of debts and dividends, providing a net cash and cash equivalents increase of U.S.$2,843 million in the first quarter of 2012.

Our adjusted cash and cash equivalents14 reached U.S.$31,773 million on March 31, 2012, which includes government securities with maturity of more than 90 days of U.S.$9,873 million, 10% higher compared to U.S.$8,948 million on December 31, 2011

	U.S. $ million

	03.31.2012	12.31.2011
Cash and cash equivalents	21,900	19,057
Government securities	9,873	8,948
Adjusted cash and cash equivalents [14]	31,773	28,005

________________________

14 Our adjusted cash and cash equivalents are not computed in accordance with IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS.  Our calculation of adjusted cash and cash equivalents may not be comparable to adjusted cash and cash equivalents of other companies. Management believes that adjusted cash and cash equivalents is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

14

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

U.S. $ million
	For the first quarter of
	2012	%	2011	%	Δ%
Exploration & Production	5,304	52	4,343	46	22
Refining, Transportation and Marketing	3,632	36	3,604	38	1
Gas & Power	417	4	591	6	(29)
International	391	4	523	5	(25)
Exploration & Production	358	92	451	86	(21)
Refining, Transportation and Marketing	25	6	43	8	(42)
Gas & Power	1		19	4	(95)
Distribution	6	2	7	1	(14)
Other	1		3	1	(67)
Distribution	161	1	146	2	10
Biofuel	10	0	131	1	(92)
Corporate	279	3	182	2	53
Total capital expenditures and investments	10,194	100	9,520	100	7

In line with our strategic objectives, we operate through joint ventures with other companies, in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

Currently the Company is a member of 98 consortiums in Brazil, of which it operates 69. Petrobras is a member of 146 partnerships abroad, of which it operates 90.

In the first quarter of 2012, we invested an amount of U.S.$10,194 million, which was primarily directed toward increasing production, modernizing and expanding our refineries, and the integration and expansion of our pipeline transportation and distribution systems.

15

FINANCIAL HIGHLIGHTS

Consolidated debt

	U.S.$ million

	03.31.2012	12.31.2011	Δ%
Current debt [15]	9,889	10,111	(2)
Long-term debt [15]	80,193	72,816	10
Total	90,082	82,927	9
Cash and cash equivalents	21,900	19,057	15
Government securities (maturity of more than 90 days)	9,873	8,948	10
Adjusted cash and cash equivalents	31,773	28,005	13
Net debt [16]	58,309	54,922	6
Net debt/(net debt + shareholder's equity)	24%	24%
Total net liabilities [17]	306,198	291,405	5
Capital structure
(Net third parties capital / total net liabilities)	39%	39%
Net debt/EBITDA ratio	1.56	1.47	6

The net debt of Petrobras and its consolidated subsidiaries in U.S. dollars increased 6% on March 31, 2012 compared to December 31, 2011, due to the raising of long-term debt.

________________________

15 Includes finance lease obligations (current debt: U.S.$21 million on March 31, 2012 and U.S.$44 million on December 31, 2011; long-term debt: U.S.$103 million on March 31, 2012 and U.S.$98 million on December 31, 2011).

16 Our net debt is not computed in accordance with IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

17 Total liabilities net of cash and cash equivalents/financial investments.

16

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement – Consolidated

U.S.$ million

		For the first quarter of
4Q-2011		2012	2011

36,254	Sales revenues	37,410	32,602
(26,640)	Cost of sales	(25,959)	(20,673)
9,614	Gross profit	11,451	11,929
	Income (expenses)
(1,333)	Selling expenses	(1,331)	(1,250)
(1,337)	Administrative and general expenses	(1,244)	(1,168)
(834)	Exploration costs	(572)	(565)
(419)	Research and development expenses	(293)	(295)
(144)	Other taxes	(84)	(147)
(1,386)	Other operating income and expenses, net	(1,268)	(1,116)
(5,453)		(4,792)	(4,541)

4,161	Net income before financial results and income taxes	6,659	7,388
637	Financial income	676	1,060
(529)	Financial expense	(489)	(405)
114	Monetary and exchange variation	76	574
222	Financial income (expenses), net	263	1,229
53	Equity in results of non-consolidated companies	77	246
4,436	Income before income taxes	6,999	8,863
(1,532)	Income taxes	(1,666)	(2,152)
2,904	Net income	5,333	6,711
	Net income (loss) attributable to:
2,805	Shareholders of Petrobras	5,212	6,588
99	Non-controlling interests	121	123
2,904		5,333	6,711

17

FINANCIAL HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million
	03.31.2012	12.31.2011
Current assets	69,354	64,592
Cash and cash equivalents	21,900	19,057
Marketable securities	9,880	8,961
Accounts receivable, net	11,809	11,756
Inventories	16,133	15,165
Recoverable taxes	6,684	6,848
Other current assets	2,948	2,805

Non-current assets	268,617	254,818
Long-term receivables	22,676	21,957
Accounts receivable, net	3,380	3,253
Marketable securities	3,298	3,064
Restricted deposits for legal proceedings and
guarantees	1,663	1,575
Deferred tax assets	8,954	9,199
Advances to suppliers	3,300	3,141
Other long-term receivables	2,081	1,725
Investments	6,764	6,530
Property, plant and equipment, net	194,099	182,465
Intangible assets	45,078	43,866
Total assets	337,971	319,410

LIABILITIES	U.S.$ million
	03.31.2012	12.31.2011
Current liabilities	36,195	36,364
Current debt	9,889	10,111
Trade accounts payable	11,726	11,863
Taxes payable	6,019	5,847
Dividends payable	1,432	2,067
Payroll and related charges	1,632	1,696
Employee’s postretirement benefits obligation –
pension and health care	823	761
Other current liabilities	4,674	4,019
Non-current liabilities	115,826	105,936
Long-term debt	80,193	72,816
Deferred tax liabilities	19,539	17,736
Employee’s postretirement benefits obligation –
pension and health care	9,486	8,878
Provision for decommissioning cost	4,843	4,712
Legal proceedings provisions	851	726
Other non-current liabilities	914	1,068
Shareholders’ equity	185,950	177,110
Paid in capital	107,362	107,355
Reserves/Net income for the year	77,180	68,483
Non-controlling interests	1,408	1,272
Total liabilities and shareholders’ equity	337,971	319,410

18

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

U.S.$ Million
		For the first quarter of
4Q-2011		2012	2011
2,805	Net income attributable to the shareholders of Petrobras	5,212	6,588
5,132	(+) Adjustments for:	3,323	1,029
3,280	Depreciation, depletion and amortization	2,686	2,122
13	Exchange variation, monetary and financial charges	(284)	(553)
99	Non-controlling interest	121	123
(53)	Equity in the results of non-consolidated companies	(77)	(246)
174	Losses (gains) on disposal of non-current assets	44	79
1,637	Deferred income taxes, net	1,319	1,420
549	Dry hole costs	308	322
594	Impairment	81	98
(441)	Inventories	(708)	(2,564)
(269)	Accounts receivable	(93)	(689)
317	Trade accounts payable	(271)	1,303
131	Employee's postretirement benefits obligation - Pension and Health Care	414	288
(917)	Taxes payable	349	(99)
18	Other assets and liabilities	(566)	(575)
7,937	(=) Net cash provided by operating activities	8,535	7,617
(9,133)	(-) Net cash used in investing activities	(9,796)	(5,588)
(11,957)	Investments in operating segments	(9,377)	(9,147)
2,824	Investments in Marketable securities	(419)	3,559
(1,196)	(=) Net cash flow	(1,261)	2,029
2,930	(-) Net cash provided (used) in financing activities	3,642	5,840
6,870	Proceeds from borrowings	8,210	9,168
(1,694)	Repayment of principal	(2,031)	(1,230)
(923)	Repayment of interest	(1,325)	(1,000)
(1,330)	Dividends paid	(1,223)	(1,102)
7	Acquisition of non-controlling interest	11	4
(315)	(+) Effect of exchange rate changes on cash and cash equivalents	462	474

1,419	(=) Net increase (decrease) in cash and cash equivalents in the period	2,843	8,343
17,638	Cash and cash equivalents at beginning of period	19,057	17,655
19,057	Cash and cash equivalents at the end of period	21,900	25,998

See the analysis of cash flow on page 14 – Liquidity and Capital Resources.

19

FINANCIAL HIGHLIGHTS

Consolidated Income Statement by Segment

	For the first quarter of 2012 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
Sales revenues	20,499	31,127	2,500	104	10,338	4,730	-	(31,888)	37,410
Intersegments	20,477	9,688	330	86	210	1,097	-	(31,888)	-
Third parties	22	21,439	2,170	18	10,128	3,633	-	-	37,410
Cost of sales	(8,788)	(33,916)	(1,648)	(105)	(9,464)	(3,625)	-	31,587	(25,959)
Gross profit	11,711	(2,789)	852	(1)	874	1,105	-	(301)	11,451
Income (expenses)	(1,051)	(1,227)	(293)	(28)	(561)	(287)	(1,383)	38	(4,792)
Selling, administrative and general expenses	(133)	(864)	(232)	(17)	(566)	(229)	(572)	38	(2,575)
Exploration costs	(521)	-	-	-	-	(51)	-	-	(572)
Research and development expenses	(149)	(52)	(4)	(7)	(1)	-	(80)	-	(293)
Other taxes	(13)	(14)	-	(1)	(7)	(21)	(28)	-	(84)
Other operating income and expenses, net	(235)	(297)	(57)	(3)	13	14	(703)	-	(1,268)

Net income before financial results and income taxes	10,660	(4,016)	559	(29)	313	818	(1,383)	(263)	6,659
Financial income (expenses), net	-	-	-	-	-	-	263	-	263
Equity in results of non-consolidated companies	-	50	46	(6)	-	(8)	(5)	-	77
Income before income taxes	10,660	(3,966)	605	(35)	313	810	(1,125)	(263)	6,999
Income taxes	(3,625)	1,366	(190)	10	(106)	(236)	1,026	89	(1,666)
Net income	7,035	(2,600)	415	(25)	207	574	(99)	(174)	5,333
Net income attributable to:
Shareholders of Petrobras	7,037	(2,600)	399	(25)	207	558	(190)	(174)	5,212
Non-controlling interests	(2)	-	16	-	-	16	91	-	121
	7,035	(2,600)	415	(25)	207	574	(99)	(174)	5,333

	For the first quarter of 2011 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
Sales revenues	16,820	26,535	2,181	92	10,014	4,180	-	(27,220)	32,602
Intersegments	16,797	8,813	310	79	184	1,037	-	(27,220)	-
Third parties	23	17,722	1,871	13	9,830	3,143	-	-	32,602
Cost of sales	(7,323)	(25,893)	(1,482)	(103)	(9,134)	(3,148)	-	26,410	(20,673)
Gross profit	9,497	642	699	(11)	880	1,032	-	(810)	11,929
Income (expenses)	(1,014)	(952)	(345)	(26)	(544)	(516)	(1,191)	47	(4,541)
Selling, administrative and general expenses	(113)	(737)	(271)	(20)	(546)	(229)	(535)	33	(2,418)
Exploration costs	(515)	-	-	-	-	(50)	-	-	(565)
Research and development expenses	(170)	(53)	(9)	-	(1)	-	(62)	-	(295)
Other taxes	(12)	(15)	(15)	-	(7)	(34)	(64)	-	(147)
Other operating income and expenses, net	(204)	(147)	(50)	(6)	10	(203)	(530)	14	(1,116)
Net income before financial results and income taxes	8,483	(310)	354	(37)	336	516	(1,191)	(763)	7,388
Financial income (expenses), net	-	-	-	-	-	-	1,229	-	1,229
Equity in results of non-consolidated companies	-	144	72	18	1	11	-	-	246
Income before income taxes	8,483	(166)	426	(19)	337	527	38	(763)	8,863
Income taxes	(2,884)	105	(120)	13	(114)	(29)	619	258	(2,152)
Net income	5,599	(61)	306	(6)	223	498	657	(505)	6,711
Net income attributable to:
Shareholders of Petrobras	5,595	(57)	311	(6)	223	500	527	(505)	6,588
Non-controlling interests	4	(4)	(5)	-	-	(2)	130	-	123
	5,599	(61)	306	(6)	223	498	657	(505)	6,711

20

FINANCIAL HIGHLIGHTS

Consolidated EBITDA Statement by Segment

	For the first quarter of 2012 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
Net income (loss) before financial results and income taxes	10,660	(4,016)	559	(29)	313	818	(1,383)	(263)	6,659
Depreciation, depletion and amortization	1,625	437	238	6	53	241	86		2,686
EBITDA	12,285	(3,579)	797	(23)	366	1,059	(1,297)	(263)	9,345

	For the first quarter of 2011 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
Net Income (loss) before financial results and income taxes	8,483	(310)	354	(37)	336	515	(1,190)	(763)	7,388
Depreciation, depletion and amortization	1,270	297	197	6	52	222	78		2,122
EBITDA	9,753	(13)	551	(31)	388	737	(1,112)	(763)	9,510

Reconciliation between EBITDA and Net Income

(in millions of U.S. dollars)
			For the first quarter of
4Q-2011	1Q12 X 4Q11 (%)		2012	2011	2012 X 2011 (%)

2,904	84	Net income	5,333	6,711	(21)
3,280	(18)	Depreciation, depletion and amo rtization	2,686	2,122	27
(637)	6	Financial income	(676)	(1,060)	(36)
529	(8)	Financial expense	489	405	21
(114)	(33)	Monetary and exchange variation	(76)	(574)	(87)
(53)	45	Equity in results of non-consolidated companies	(77)	(246)	(69)
1,532	9	Income taxes	1,666	2,152	(23)
366	(100)	Impairment	-	-	-
7,807	20	EBITDA	9,345	9,510	(2)

EBITDA is not an IFRS measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS.

21

FINANCIAL HIGHLIGHTS

Other Operating Income (Expenses) by Segment

	For the first quarter of 2012 U .S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
Pension and healthcare plans							(287)		(287)
Institutional relations and cultural projects	(10)	(11)	(2)		(8)	(2)	(168)		(201)
Unscheduled stoppages and pre-operating expenses	(155)	(20)	(6)			(12)			(193)
Losses from legal and administrative proceedings	(32)	(72)	(4)		(11)	(10)	(77)		(206)
Adjustment to market value of inventories	(3)	(56)		(4)	-	(17)	-		(80)
Corporate expenses on safety, environment and health	(5)	(26)	(1)			(4)	(31)		(67)
Thermoelectric power plants operating expenses			(36)						(36)
Losses (gains) on disposal of non current assets	(4)	4			10	46	(1)		55
Government grants	5	5	4			24			38
Expenditures/reimbursements from operations in E&P partnerships	4								4
Others	(35)	(121)	(12)	1	22	(11)	(139)	-	(295)
	(235)	(297)	(57)	(3)	13	14	(703)		(1.268)

	For the first quarter of 2011 U .S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
Pension and healthcare plans							(235)		(235)
Institutional relations and cultural projects	(9)	(7)	(2)		(4)		(140)		(162)
Unscheduled stoppages and pre-operating expenses	(107)	(10)	(28)			(140)	-		(285)
Losses from legal and administrative proceedings	(6)	(8)	(3)		(6)	(2)	(4)		(29)
Adjustment to market value of inventories	5	(41)	-	(5)		(1)	-		(42)
Corporate expenses on safety, environment and health	(13)	(14)	(1)			(32)	(58)		(118)
Thermoelectric power plants operating expenses			(11)				-		(11)
Losses (gains) on disposal of non current assets	(1)	(1)	(2)		11	(17)	-		(10)
Government grants	20	13	4				-		37
Expenditures/reimbursements from operations in E&P partnerships	(19)						-		(19)
Others	(74)	(79)	(7)	(1)	9	(11)	(93)	14	(242)
	(204)	(147)	(50)	(6)	10	(203)	(530)	14	(1.116)

22

FINANCIAL HIGHLIGHTS

Consolidated Assets by Segment

	For the first quarter of 2012 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
Total assets	148,065	90,653	29,003	1,324	8,166	18,771	49,656	(7,667)	337,971

Current assets	5,626	22,914	2,665	128	4,297	3,927	37,174	(7,374)	69,354
Non-current assets	142,439	67,739	26,338	1,196	3,869	14,844	12,485	(293)	268,617
Long-term receivables	4,509	4,595	1,727	19	727	2,661	8,731	(293)	22,676
Investments	16	3,497	1,263	887	18	976	107	-	6,764
Property, plant and equipment, net	95,934	59,483	22,947	290	2,685	9,620	3,140	-	194,099
Intangible assets	41,980	164	401	-	439	1,587	507	-	45,078

	Year ended December 31, 2011 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
Total assets	141,113	84,330	27,645	1,289	7,885	19,427	45,326	(7,605)	319,410

Current assets	5,617	21,966	2,509	128	4,241	4,410	32,990	(7,269)	64,592
Non-current assets	135,496	62,364	25,136	1,161	3,644	15,017	12,336	(336)	254,818
Long-term receivables	4,140	4,217	1,626	17	663	2,913	8,717	(336)	21,957
Investments	12	3,362	1,152	859	45	999	101	-	6,530
Property, plant and equipment, net	90,539	54,629	21,968	285	2,510	9,512	3,022	-	182,465
Intangible assets	40,805	156	390	-	426	1,593	496	-	43,866

23

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	International U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Income statement
Three months period ended March 31, 2012	-	-	-	-	-	-	-
Sales revenues	1,480	2,357	141	1,301	-	(549)	4,730
Intersegments	1,077	559	9	1	-	(549)	1,097
Third parties	403	1,798	132	1,300	-	-	3,633

Net income (loss) before financial results and income taxes	774	36	23	35	(47)	(3)	818
Net income attributable to the shareholders of Petrobras	545	37	10	32	(61)	(5)	558

	International U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Income statement	-	-	-	-	-	-	-
Three months period ended March 31, 2011	-	-	-	-	-	-	-
Sales revenues	1,265	2,218	137	1,218	-	(658)	4,180
Intersegments	1,059	623	11	9	-	(665)	1,037
Third parties	206	1,595	126	1,209	-	7	3,143

Net Income (loss) before financial results and income taxes	484	130	34	(21)	(111)	-	516
Net income attributable to the shareholders of Petrobras	448	132	40	(24)	(96)	-	500

Consolidated Assets for International Segment

	International U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on March 31, 2012	14,223	3,441	778	1,056	1,594	(2,321)	18,771

Total assets on December 31, 2011	14,585	3,393	929	1,007	1,819	(2,306)	19,427

24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.